Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
	NEW YORK 10036-6522 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com	FIRM/AFFILIATE OFFICES BOSTON CHICAGO
DIRECT DIAL 212-735-2482 DIRECT FAX 917-777-2482 EMAIL ADDRESS steven.grigoriou@SKADDEN.COM	May 2, 2011	HOUSTON LOS ANGELES PALO ALTO SAN FRANCISCO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SINGAPORE SYDNEY TOKYO TORONTO VIENNA

Dominic Minore
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Special Value Continuation Fund, LLC Registration Statement on Form N-2 File Numbers 333-172669; 811-21936

Dear Mr. Minore:

Special Value Continuation Fund, LLC (the “Company” or the “Holding Company”) has today filed Pre Effective Amendment No. 1 (“Amendment No. 1”) to its registration statement filed on Form N-2 on March 8, 2011 (the “Registration Statement”).  On behalf of the Company, enclosed please find for your convenience copies of Amendment No. 1, together with marked copies of Amendment No. 1 indicating changes to the Registration Statement.

We are forwarding you Amendment No. 1 in response to the comments that you issued to the Company by letter dated April 20, 2011 and to the accounting comments received by phone from Kevin Rupert on April 26, 2011.  The comments are set forth below and are followed by the Company’s response.

Registration Statement

1. Comment: In your response letter, provide us with your analysis of whether this offering also constitutes an indirect offering of the limited partner interests of the Operating Company and, if so, whether the limited partner interests should also be registered with this registration statement and the Operating Company included as a co-registrant.

Securities and Exchange Commission
May 2, 2011

Response: We believe that the Holding Company and the Operating Company should follow the same protocol as that developed in the 1990s for hub and spoke offerings.  That structure also utilized two tiers, with the feeder tier being taxable as a RIC and the master tier being taxable as a partnership – the same as the Holding Company and the Operating Company.  The feeder registered its offering under the Securities Act of 1933 (the “1933 Act”), but the master did not.  Rather, the master was viewed as the co-issuer of the feeder’s securities and both it and its pertinent officers and directors signed the feeder’s registration statement along with the feeder and the feeder’s pertinent officers and directors.  In addition, the prospectus contained full information regarding the master, including its financial statements.  This protocol was described by the staff in a letter to Congressman John Dingell.  See Dingell, Hon. John (Hub-and-Spoke Funds), SEC staff letter, 6/2/93.  The Holding Company and Operating Company adhere to this protocol in Amendment No. 1 and would expect to do so going forward.  In addition, the Holding Company and the Operating Company will continue to maintain their current ownership and organizational structure upon conversion to business development companies ("BDCs").

Cover Page

2. Comment: Add a footnote to the “Calculation of Registration Fee Under the Securities Act of 1933” table to clarify that the amount being registered also includes all shares issued pursuant to the underwriters’ over-allotment option.

Response:  The Company has revised the disclosure accordingly.

Prospectus

3. Comment: Substitute the word “we” with the identity of the person (for example, TCP, the Board of Directors or the General Partner) expressing any belief, expectation or similar statement made in the prospectus.

Response: We are not aware of other registrants that make this distinction in registration statements except where specific findings or recommendations are being made by a particular body.  A company consists of its board of directors and management.  BDCs are no different than other companies in this respect.  All beliefs, expectations and similar statements in the prospectus are made by the registrant.  In addition, guidelines for plain English writing encourage the use of personal pronouns rather than defined terms.  Accordingly, the Company respectfully disagrees with the principle underlying this comment and has not made the requested changes.

Securities and Exchange Commission
May 2, 2011

Cover Page

Prospectus Cover Page

4. Comment: In your response letter, provide us with your legal analysis of whether the limited partner interests issued by the Operating Company, an entity which is proposing to file its own election to be regulated as a BDC, constitute securities issued by an eligible portfolio company within the meaning of section 2 (a)(46) of the 1940 Act.  Discuss whether the Holding Company will make available significant managerial assistance to the Operating Company.  Also explain how the Holding Company will comply with section 55 of the 1940 Act if it invests nearly all of its assets in the Operating Company.

Response:  We believe that, as a result of the Holding Company’s obligation to consolidate the Operating Company under Rule 6-03(a) of Regulation S-X, Section 55 of the 1940 Act treats the assets of the Operating Company as the assets of the Holding Company for purposes of determining compliance by the Holding Company with the investment requirements of Section 55 of the 1940 Act.

We believe that Section 55(a) requires that the Holding Company test its Section 55(a) compliance on a consolidated basis.  As a result, we believe that the Operating Company is disregarded so that testing of eligible portfolio company status is performed with regard to its assets rather than itself.  Section 55(a) bases its 70% requirement on the total assets of the BDC.  For this purpose section 55(b) specifies that the value of a BDC's assets must be determined as of the date of its most recent financial statements filed with the SEC.  Regulation S-X 6-03 obligates the Holding Company to consolidate the Operating Company’s assets, liabilities and operations with its own because both are registered investment companies subject to presenting their financial statements in accordance with Article 6 of Regulation S-X and because the Operating Company is a subsidiary of the Holding Company.  This reporting regime will apply with equal force when the Holding Company elects BDC status.  Consequently, the Holding Company’s balance sheet and schedule of investments reflect all of the assets held by the Operating Company and the Holding Company without any differentiation as to which assets are held by which entity.  In these circumstances, for purposes of Section 55, we think that the combined statutory references to "total assets" and the "most recent financial statements filed" by the BDC require looking at the total assets of the Holding Company as set forth on its financial statements.  As a result, we believe that the Operating Company is disregarded so that testing of eligible portfolio company status is performed with regard to the Operating Company’s assets rather than looking to the Operating Company itself.

Securities and Exchange Commission
May 2, 2011

In addition, when Congress intended that an issuer not consolidate for purposes of a test under the 1940 Act, it expressly provided that result.  For example, Section 3(a)(1)(C) expressly provides that its test for investment company status applies on an unconsolidated basis.  Section 55 does not contain any reference to unconsolidated testing.

We understand that at least one BDC has, relatively recently, taken the view that Section 55 could apply on an unconsolidated basis and that consequently no-action or exemptive relief was required.  In NGP Capital Resources Co., SEC no-action, December 28, 2007 (the “NGP letter”), the company asked for and received no-action relief under both the consolidation rules under Regulation S-X 6-03(d) and Section 55 of the 1940 Act in order to consolidate a subsidiary excluded from investment company status by Section 3(c)(7) and to look through to the assets of such subsidiary for purposes of Section 55.  It was, of course, necessary for the company to request no-action relief to obtain consolidation of a subsidiary that is not permitted to be consolidated under normal application of Article 6 of Regulation S-X because the subsidiary is not an investment company.

However, once consolidation relief was obtained, the only reason to ask for relief under Section 55 would be a concern that the consolidation relief would not automatically apply to resolve the Section 55 question.  In this regard, prior no-action letters seeking relief to consolidate non-investment company subsidiaries and eliminate any separate filing requirement for the subsidiary have never requested Section 55 relief even though presumably it would have been as important to such companies as it was to the company in the NGP letter.  Rather, it appears that counsel for these companies determined - correctly, in our view - that once parent and subsidiary were consolidated, Section 55 would automatically apply on a consolidated basis.  See Walnut Financial Services, Inc., SEC no-action, March 31, 1998; Allied Capital Corporation II, SEC no-action, May 3, 1990; Allied Capital Corporation, SEC no-action, December 14, 1990.  We also found five exemptive orders that included permission to consolidate as part of other relief being requested.  Only one of these included a request for relief under Section 55, and that was for clearly otherwise impermissible treatment of Section 3(c) subsidiaries as eligible portfolio companies and not for the result we believe is the proper reading of Section 55.

Securities and Exchange Commission
May 2, 2011

We also believe that this result is not open to abuse inasmuch as Section 12(d)(1) would dictate that assets qualifying under Section 55(a)(1)-(5) could only be held at the subsidiary master fund (and its subsidiaries), thereby obviating any concern that the structure could be used to artificially affect results under Section 55 analysis.

Accordingly, we believe, as stated earlier, that Section 55 should be applied on a consolidated basis.  In that regard it is also the case that the Holding Company and the Operating Company could make essentially the same representations as were made in the NGP letter.

In addition, the staff recently issued a no-action letter relating specifically to a two-tier BDC, such as the Holding Company and the Operating Company, and has informed us that the Holding Company and the Operating Company may rely on that letter.  See New Mountain Finance Corporation, SEC no-action, April 27, 2011.

5. Comment: Expand the first paragraph to clarify, if true, that TCP has no experience managing a BDC.

Response: The Company has revised the disclosure accordingly.  See prospectus cover page of Amendment No. 1.

6. Comment: Reconcile the statement that TCP will provide administrative services to the Holding Company with the prospectus summary disclosure identifying SVOF/MM, LLC, the General Partner, as the administrator.  Also disclose, if true, that the entity which will act as administrator has no experience providing administrative services to a BDC.

Response:  The Company has revised the disclosure accordingly.  See prospectus cover page of Amendment No. 1.

7. Comment: State how much of the $4.5 billion of committed capital that TCP has under management consists of the Holding Company’s committed capital that TCP manages.

Securities and Exchange Commission
May 2, 2011

Response:  The Company has revised the disclosure accordingly.  See prospectus cover page of Amendment No. 1.

8. Comment: Revise the last sentence of the first paragraph to indicate that neither the Holding Company nor the Operating Company has previously operated as a BDC under the 1940 Act.

Response:  The Company has revised the disclosure accordingly.  See prospectus cover page of Amendment No. 1.

9. Comment: Also revise to clarify that the Holding Company and the Operating Company will have elected to be treated as a BDC under the 1940 Act prior to the time that the securities offered hereby could be sold.

Response:  The Company has revised the disclosure accordingly.  See prospectus cover page of Amendment No. 1.

10. Comment: Clarify that all of the disclosure contained in the second paragraph also pertains to the Operating Company’s investment objective, investment strategies, and primary investment focus.

Response:  The Company has revised the disclosure accordingly.  See prospectus cover page of Amendment No. 1.  In the prospectus summary it is explained that the term “we” includes the Operating Company where appropriate and accordingly we have not made similar revisions in the remainder of the prospectus.

11. Comment: In the third paragraph, clarify whether approval for listing the Holding Company’s common stock on the NASDAQ Global Select Market is a condition of the offering.  In the alternative, disclose the material risks if it is not a condition to the offering.

Response:  The Company has revised the disclosure accordingly.  See prospectus cover page of Amendment No. 1.

12. Comment: Disclose the per share dollar amount of dilution that investors in this offering will immediately incur and provide a cross-reference to the “Dilution” section of the prospectus.

Response:  The Company has revised the disclosure accordingly.  See prospectus cover page of Amendment No. 1.

Securities and Exchange Commission
May 2, 2011

13. Comment: Expand footnote (1) to the pricing table to indicate that the expenses of the offering and the sales load will reduce the net asset value per share of each investor purchasing shares in this offering.

Response: The Company has revised the disclosure accordingly.  See prospectus cover page of Amendment No. 1.

14. Comment: In the second sentence of the paragraph immediately following the Table of Contents, delete the phrase “and we cannot assure you of the accuracy or completeness of the data.” Also delete the phrase “the same qualifications and” in the third sentence of the paragraph.

Response: The Company has revised the disclosure to delete the phrase in the second sentence.  With that deletion, we believe the phrase in the third sentence remains accurate and appropriate and have not deleted it.  See page i of Amendment No. 1.

Table of Contents

15. Comment: It appears that “Part C-Other Information” should be deleted from the table of contents for the prospectus.  Please revise or advise.

Response: The Company has revised the disclosure accordingly.  See page i of Amendment No. 1.

Prospectus Summary

Investment Portfolio

16. Comment: Disclose that the Operating Company obtained or invested in the existing investment portfolio holdings while it was a registered investment company and not as a BDC.  Also highlight the material differences in the permitted investments and investment strategies of the Operating Company before and after it becomes a BDC.

Response: The Company has revised the disclosure accordingly.  See page 2 of Amendment No. 1.

Tennenbaum Capital Partners, LLC

17. Comment: Reconcile the statements made in the second paragraph regarding TCP’s proven track record and successful investing, with its apparent lack of experience managing or administering a BDC and with any investment losses that the Holding Company may have experienced.

Securities and Exchange Commission
May 2, 2011

Response: The Adviser’s long-term track records for the Holding Company and the Operating Company and each of the other funds similar to the Holding Company and its Operating Company that the Adviser has managed are as follows:

Name of Fund (Commencement Date)1	Net IRR through 12/31/2010
SVARF (1999)	24.4%
SVBF I (2000)	24.85
SVBF II (2002)	16.15
SVOF (2004)	6.45
SVEF (2004)	7.75
SVCF (2006)	0.45
TOF V (2006)	4.65
TOF VI (2010)	22.55

While none of these funds have been BDCs, each of them has had a portfolio that would be compliant or nearly compliant with the requirements of Section 55.  In addition, as indicated above the consolidated performance record of the Holding Company and Operating Company is positive.

18. Comment: In the first paragraph, replace the phrase “on average, approximately 22 years of industry experience” with the number of years of industry experience for each of the persons identified.

Response:  The Company has revised the disclosure to eliminate the reference to the average years of industry experience for each individual.  See page 3 of Amendment No. 1.

1 SVARF is Special Value Absolute Return Fund, LLC, SVBF I is Special Value Bond Fund I, LLC, SVBF II is Special Value Bond Fund II, LLC, SVOF is Special Value Opportunities Fund, LLC, SVEF is Special Value Expansion Fund, LLC, SVCF is Special Value Continuation Fund, LLC, TOF V is Tennenbaum Opportunities Fund V, LLC and TOF VI is Tennenbaum Opportunities Fund VI, LLC.

Securities and Exchange Commission
May 2, 2011

Debt platform with multiple deal sourcing channels

19. Comment: Expand the fourth and fifth sentences to clarify the extent of the Holding Company’s participation in the loan and investment activities identified therein.

Response:  The Company has revised the disclosure accordingly.  See page 6 of Amendment No. 1.

Attractively priced leverage program

20. Comment: The prospectus discloses that the lenders under the Revolving Facility also own 6,700 Preferred Shares.  Disclose the percentage interest of all the Preferred Shares owned by the lenders.  Also disclose that, as Preferred Shareholders, the lenders have representation on the Board of Directors.

Response:  The Company has revised the disclosure accordingly.  See page 6 of Amendment No. 1.

Market Opportunity

21. Comment: Expand the first sentence to clarify that there can be no assurances that TCP will be able to provide the Holding Company with “profitable opportunities to lend its managed assets” and that the Holding Company has no investment track record operating as a BDC.  In your response letter, discuss the factual basis supporting the assertions contained in the first sentence.

Response:  The Company has revised the disclosure accordingly.  See page 6 of Amendment No. 1.  Please also see our response to Comment 17 for our response to your request to support the assertions in the disclosure cited by you.

The Conversion

22. Comment: Disclose why the Holding Company merely “expects” to continue to qualify as a RIC following the conversion.  Add appropriate risk disclosure as applicable.

Response:  The Company has revised the disclosure accordingly.  See page 8 of Amendment No. 1.  The risks related to the Company’s inability to qualify as a RIC are disclosed in the section entitled “Risks—Risks related to our operations as a BDC—We will be subject to corporate-level U.S. federal income tax on all of our income if we are unable to qualify as a RIC under Subchapter M of the Code, which would have a material adverse effect on our financial performance.”

Securities and Exchange Commission
May 2, 2011

23. Comment: Disclose whether the Operating Company will always be a wholly-owned subsidiary of the Holding Company and identify the agreement wherein the continued ownership of the Operating Company is reflected.

Response:  The Company has revised the disclosure accordingly.  See page 9 of Amendment No. 1.

Conflicts of Interest

24. Comment: Specify the approximate dollar amount of the offering proceeds that will be used to repay debt owed to affiliates of the underwriters of this offering and identify the potential or actual conflicts of interest that this presents.

Response: The Company believes that it is clear from the disclosure what potential or actual conflicts exist when affiliates of certain of the underwriters participating in the offering will be repaid a portion of the proceeds of the offering.  In addition, inasmuch as the Revolving Facility is a revolving facility under which the Operating Company is entitled to reborrow up to the full amount of the facility, the Company believes that the temporary repayment of amounts outstanding does not present a material conflict.  The Operating Company is not obligated to make any such payment to these affiliates of the underwriters and expects to temporarily repay borrowings solely for the purpose of enhancing returns to common shareholders due to the modest negative arbitrage between short-term cash investments and borrowing costs under the Revolving Facility.  As a result, the Company respectfully disagrees that any additional disclosure is necessary and has only identified the approximate dollar amount that will be used to repay debt owed to affiliates of the underwriters but has not made any additional changes regarding conflicts of interests.

25. Comment: Clarify whether the entity identified as “BofA Merrill Lynch” on the prospectus front cover page is the same entity serving as the qualified independent underwriter for the offering.

Response: BofA Merrill Lynch is the marketing name for Merill Lynch, Pierce, Fenner & Smith Incorporated.  The Company has added additional disclosure under “Use of Proceeds” on page 12 of Amendment No. 1 and deleted the references to Merrill Lynch, Pierce, Fenner & Smith Incorporated acting as a qualified independent underwriter for the offering throughout Amendment No. 1.  Financial Industry Regulatory Authority (“FINRA”) has advised the underwriters that the offering is subject to FINRA Rule 2310 instead of FINRA Rule 5121 and, as a result, no qualified independent underwriter is required.

Securities and Exchange Commission
May 2, 2011

Risks

26. Comment: Present the first paragraph in bold face type.

Response:  The Company has revised the disclosure accordingly.  See page 10 of Amendment No. 1.

27. Comment: Present the risk summary as a bullet point listing of the material risks of an investment in the Holding Company.

Response: The Company has revised the disclosure accordingly.  See page 10 of Amendment No. 1.

The Offering

Use of Proceeds

28. Comment: Specify the approximate dollar amount of the offering proceeds that will be used to repay each of the underwriter affiliates.

Response: The Company has revised the disclosure accordingly.  See page 12 of Amendment No. 1.

Investment Management Agreements

29. Comment: Disclose that, unlike most advisory fees that are based on an entity’s net assets, TCP’s advisory fee is based on the Holding Company’s gross assets and, therefore, TCP will benefit when the Holding Company incurs debt or uses leverage.  Explain how the Holding Company’s Board of Directors will monitor this conflict of interest.

Response:  The calculation based on gross assets is explained in detail under “Risk Factors--Risks related to our business--Our incentive compensation may induce our Advisor to make certain investments, including speculative investments” in Amendment No. 1.  The Company respectfully believes that risk disclosure should not be repeated in this location and has not repeated the relevant risk disclosure here.  In addition, the Company believes that calculating advisory fees based on gross assets is not unusual for BDCs and leveraged closed-end funds.

Securities and Exchange Commission
May 2, 2011

30. Comment: Clarify that the amount of total compensation payable as a base management fee and as incentive compensation under the investment advisory agreements that the Holding Company and the Operating Company have entered into will, in the aggregate, not exceed 1.5% and 20%, respectively, on a consolidated basis and in the manner described in this section.

Response: The Company has revised the disclosure accordingly.  See page 14 of Amendment No. 1.

31. Comment: Clarify whether the investment management agreement between the Holding Company and TCP is contingent, such that if the Operating Company does not pay, the Holding Company will pay.  Disclose the circumstances under which the Operating Company would not pay.  Disclose why the Holding Company would be obligated to pay when it is not receiving the services directly.  Clarify whether both the Holding Company and the Operating Company are signing the same investment management agreement or separate investment management agreements.  Disclose the extent to which the General Partner will also enter into investment management agreements.  Indicate whether any other investment management agreement entered into with the Holding Company will state that the Holding Company has no obligation to pay any base management fee or incentive compensation absent non-payment by the Operating Company.

Response: The only known circumstances in which the Holding Company would pay incentive compensation are set forth in the last paragraph under the heading “Investment Management Agreements” on page 14 of Amendment No. 1.  In those circumstances the services would be directly to the Holding Company.  Nonetheless, the Company has revised the disclosure to disclose why the Holding Company would be obligated to pay when it is not receiving the services directly.  See page 14 of Amendment No. 1.  The first sentence under this heading states that each agreement is separate but substantially identical and who the parties to such agreements are.  There is no other investment management agreement and, the Company respectfully submits that there is no need to say so.   It is anticipated that any other investment management agreement that would be entered into with the Holding Company would also state that the Holding Company’s obligation to pay incentive compensation to TCP would be reduced by the amount of incentive compensation paid to TCP under the Operating Company’s limited partnership agreement and investment management agreement.

Securities and Exchange Commission
May 2, 2011

Conflicts of Interest

32. Comment: Highlight the actual or potential conflicts of interest in the context of the matters discussed in this section.

Response:  FINRA has advised the underwriters that the offering is subject to FINRA Rule 2310 instead of FINRA Rule 5121.  Because the conflicts of interest provisions of FINRA Rule 5121 are inapplicable to the offering, this section has been deleted.

Borrowings and Preferred Stock

33. Comment: Disclose that the Holding Company and the Operating Company will on a consolidated basis comply with the asset coverage requirements, the restrictions pertaining to the use of leverage and the other applicable capital structure requirements of the 1940 Act.

Response:  The Company has revised the disclosure accordingly.  See page 14 of Amendment No. 1.

Administrator

34. Comment: Clarify, if true, that all expenses pertaining to the administration of the Holding Company and the Operating Company are limited to reimbursement on a cost basis without any profit markup and that the Holding Company and the Operating Company are not otherwise obligated to pay an administration fee.

Response:  The Company has revised the disclosure accordingly.  See page 16 of Amendment No. 1.

35. Comment: Disclose whether there is any predetermined overall limit on the amount that the Holding Company and the Operating Company will be obligated to pay under the Administration Agreement.  If there is no such limit, also add risk factor disclosure pertaining to the lack of a limit on expenses.

Response:  The Company has revised the disclosure accordingly and believes there is no particular risk arising from this arrangement in view of the board of directors’ role in monitoring such expenses.  See page 16 of Amendment No. 1.  In addition, the board of directors can manage the incurrence of expenses by the administrator by terminating the Administration Agreement upon 60 days’ notice.

Securities and Exchange Commission
May 2, 2011

Fees and Expenses

36. Comment: Delete the first paragraph and instead provide only the information, and in the location, prescribed by General Instruction 1 of Item 3 to Form N-2.

Response: The Company respectfully submits that it uses essentially the same introductory paragraph as other BDCs and does not believe that the instructions to Item 3 of Form N-2 preclude such an introduction.  Accordingly, the Company has not modified this disclosure.

37. Comment: Expand footnote (2) to indicate who paid the Holding Company’s organizational costs and whether they will be reimbursed from the proceeds of this offering.

Response: The Holding Company has been operating for approximately five years and has no unamortized organizational expense.  Accordingly, no amount is included in this line item and as a result, footnote (2) has not been expanded.

38. Comment: In footnote (4), explain how “gross assets” are converted to “net assets.”

Response: “Gross assets” are not converted to “net assets.”  The calculation is the total fees paid as a percentage of net assets.  Appropriate disclosure has been added to clarify.  See page 18 of Amendment No. 1.

39. Comment: Expand footnote (4) to disclose that, because the base management fee is based on the Holding Company’s gross assets, when the Holding Company uses leverage, the base management fee as a percentage of net assets attributable to common stock will increase.

Response:  The Company has revised the disclosure accordingly.  See page 18 of Amendment No. 1.

40. Comment: Footnote (5) states that no incentive compensation will be “incurred” until after January 1, 2013.  Clarify whether all “cumulative” income and other “cumulative” returns discussed in footnote (5) will be measured in relation to the performance of the Holding Company and the Operating Company occurring after January 1, 2013.

Response:  Incentive compensation earned after January 1, 2013 will be based on a cumulative return, the measurement period of which will begin on January 1, 2013.  The Company has revised the disclosure to clarify.  See page 18 of Amendment No. 1.

Securities and Exchange Commission
May 2, 2011

41. Comment: Substitute the last sentence of the second paragraph of footnote (5) with a plain English version of the information contained therein.

Response: The Company has revised the disclosure accordingly.  See pages 18 and 19 of Amendment No. 1.

42. Comment: Expand footnote (6) to briefly highlight the assumptions used when calculating “Interest Payments on Borrowed Funds.”

Response: The Company has revised the disclosure accordingly.  See page 19 of Amendment No. 1.

Example

43. Comment: We believe that the Example should instead present the five percent return required by Form N-2 as if it results entirely from net realized capital gains (making the entire 5% return subject to the 20% capital gains incentive fee). Because the Fund’s incentive fees represent a material expense, we believe excluding them from the Example would understate the expenses borne by shareholders.

Response: Due to the fact that no incentive compensation will be payable unless the funds experience a cumulative 8% total return, no incentive compensation will be payable in any scenario where the return is 5%, including one in which the only component of return is realized capital gain in excess of realized losses and unrealized depreciation.  Accordingly, the Company believes the requested change is not applicable and we have not made the suggested change.

Selected Financial Data

44. Comment: If the costs of operating the Holding Company and the Operating Company as BDCs are expected to be materially higher than operating as registered investment companies, then provide a statement indicating that the future expenses of the Holding Company and the Operating Company are expected to be materially higher than their historical expenses.

Response:  The costs of operating the Holding Company and the Operating Company as BDCs are expected to be lower than their expenses operating as registered investment companies.  While expenses associated with being a publicly traded company will cause some added expenses, the base management fees payable are expected to represent a lower percentage of total assets than they would under the current agreements, based on asset levels in 2009 and 2010, because they will be calculated on a more narrowly defined asset base.  Overall, expenses, including administrative expense, are expected to be lower because the increase in costs resulting from being a public company are anticipated to be more than offset by a decrease in base management fees. Incentive compensation, including the portion attributable to realized capital gains that is separately calculated under the rules applicable to BDCs, is also not on a basis more favorable to TCP than under the current provisions.

Securities and Exchange Commission
May 2, 2011

Risks

45. Comment: Delete the phrase “that we currently deem to be immaterial” from the fourth sentence of the first paragraph.

Response: The Company believes that this statement is appropriate, as the Company believes it is important to advise stockholders that there may be risks that are currently unknown or that become material only due to unforeseen changes in circumstances.  Accordingly, the Company has not deleted this phrase.

46. Comment: Provide a risk factor reflecting, if true, TCP’s lack of experience operating and administering a business development company.

Response:  The requested disclosure is already provided in the risk factor entitled “If TCP is unable to manage our investments effectively, we may be unable to achieve our investment objective.  In addition, TCP may face conflicts in allocating investment opportunities between us and certain other entities that could adversely impact our investment returns.”  See page 26 and 27 of Amendment No. 1.

47. Comment: Disclose whether the Holding Company and the Operating Company have a policy that limits the amount of its assets that may be invested in illiquid securities.  In the alternative, state that all of the Holding Company’s and the Operating Company’s assets may be invested in illiquid securities, and the risks associated therewith.

Response:  The requested disclosure is already provided in the risk factor entitled “The lack of liquidity in our investments may adversely affect our business.”  See page 26 of Amendment No. 1.

48. Comment: In your response letter, confirm that neither the Holding Company nor the Operating Company will engage in reverse repurchase agreements.  In the alternative, provide a description of reverse repurchase agreements, noting that they represent borrowing by the Holding Company and the Operating Company and, if true, that they are subject to the Holding Company’s and the Operating Company’s overall limitation on borrowing.  Also highlight the risks pertaining to reverse repurchase agreements.

Securities and Exchange Commission
May 2, 2011

Response: Neither the Holding Company nor the Operating Company has utilized reverse repurchase agreements and neither intends to use them in the future.

Our use of borrowed funds and preferred securities…

49. Comment: Expand the third bullet to state further that all of the costs of offering and servicing debt and/or preferred stock, including interest and/or dividend payments, will be borne entirely by the Holding Company’s common shareholders.

Response:  The Company has revised the disclosure accordingly.  See page 23 of Amendment No. 1.

In addition to regulatory restrictions that restrict our ability to raise capital…

50. Comment: In the second paragraph, update the status of the covenant compliance as of a recent date.

Response:  The Company has revised the disclosure accordingly.  See page 24 of Amendment No. 1.

51. Comment: In your response letter, confirm that the Operating Company or the Holding Company will not borrow from, grant security interests to, or pledge assets to affiliates.

Response:  The Company confirms that neither the Operating Company nor the Holding Company will grant security interests or pledge assets to affiliates.  The Company has not made such confirmation with respect to loans because under Sections 57 and 17 a BDC is permitted to borrow from first and second tier affiliated persons so long as the BDC does not enter into a pledge or hypothecation of assets to such person in connection with such loan.

52. Comment: Disclose that any person from whom the Operating Company and the Holding Company borrows will not, when acting in the capacity of a lender, have either a veto power or a vote in approving or changing any of the Operating Company’s or the Holding Company’s investment policies.

Securities and Exchange Commission
May 2, 2011

Response: In the absence of a default, the lenders under the Revolving Facility may not veto changes in investment policies.  The Revolving Facility has certain limitations on unusual types of investments such as commodities, real estate and speculative derivatives, which are not part of the Company’s investment strategy or policies in any event.  The Company does not believe that affirmative disclosure of the absence of a right is required and accordingly has not modified the disclosure.

53. Comment: Disclose whether any grant of a security interest in the Operating Company’s or the Holding Company’s assets in connection with any borrowing by the Operating Company or the Holding Company will be limited to a maximum percentage of the Operating Company’s or the Company’s total assets.

Response:  There will be no such limitation and as a result the Company has not made any change in response to this comment.

54. Comment: Disclose whether, when the Operating Company issues preferred interests, some directors will represent both common stockholders and preferred interestholders.  If they will, disclose the potential conflict of interest this may present.

Response: Under the Limited Partnership Agreement of the Operating Company (and consequently under Delaware law) each director of the Operating Company owes the same fiduciary duties to both the Holding Company as the holder of the common interests and the holders of the preferred interests, without regard to whether the director was elected by the holders of the preferred interests, the holders of the common interests or both.  Nothing in Section 18 of the 1940 Act suggests a contrary result.  Inasmuch as the Limited Partnership Agreement clearly sets forth the rights of the preferred interests and the common interests, we do not believe there is a general or specific conflict of interest.

The creditors under the Revolving Facility have a first claim...

55. Comment: In the second sentence, specify the percentage of total assets that have been pledged as collateral under the Revolving Facility.

Response: This amount currently includes substantially all of the Operating Company’s assets and is, in the opinion of the Company, not material to investors in the offering inasmuch as the lenders and holders of preferred interests have a superior claim for the full amount of their interest in all events.

Securities and Exchange Commission
May 2, 2011

If we incur additional leverage, it could increase the risk...

56. Comment: In the risk factor caption, change the word “could” to the word “will.”

Response:  The Company has revised the disclosure accordingly.  See page 25 of Amendment No. 1.

57. Comment: In the tabular presentation, use minus signs instead of parentheses to denote negative values.

Response: The Company has revised the disclosure accordingly.  See page 26 of Amendment No. 1.

If TCP is unable to manage our investments effectively…

58. Comment: Expand the second paragraph to highlight the risks where limited investment opportunities will be allocated on other than a strictly pro-rata basis.

Response: The Company has revised the disclosure accordingly.  See page 27 of Amendment No. 1.

Our incentive fee may induce our Advisor...

59. Comment: Briefly highlight how the Holding Company’s and the Operating Company’s Boards of Directors will monitor the conflict of interests described therein.  Also, expand the discussion to disclose whether TCP and/or the General Partner also controls the timing of when capital gains and losses will be realized on investments and that therefore it has a conflict of interest to maximize its incentive fee even though the timing may not be in the best interests of the Holding Company’s shareholders.

Response: The Company has revised the disclosure accordingly.  See page 28 of Amendment No. 1.

60. Comment: Disclose that the Holding Company and the Operating Company will accrue as a liability each time it calculates net asset value the amount by which it may owe TCP or the General Partner for the incentive fee, based on the unrealized and realized capital appreciation.

Response: If as at such fiscal period end or calculation of net asset value as the Company's cumulative realized capital gains and unrealized capital appreciation exceed the Company's cumulative realized capital losses and unrealized capital depreciation the staff of the Commission interprets GAAP to require disclosure of an accrual for the contingent incentive compensation that would be payable by the Company to its investment adviser if the Company's assets were liquidated at their stated value as at such date and (if applicable) its liabilities were repaid in full as of such date, the Company will disclose such accrual in the manner then required.

Securities and Exchange Commission
May 2, 2011

Our investments may be risky, and you could lose all or part of your investment.

61. Comment: Discuss the extent to which the Operating Company may invest in derivatives and the related risks of such investments.

 Response: The Operating Company does not expect to invest in derivatives except to occasionally hedge currency or interest rate risk, and accordingly has not included disclosure related to derivatives.  A discussion of the risks associated with the Company’s hedging activities is included under the final paragraph of the risk factor to which this comment relates.

Investors in this offering may experience immediate dilution...

62. Comment: Change the word “may” to the word “will” in the risk factor caption.

Response:  The Company has revised the disclosure accordingly.  See page 40 of Amendment No. 1.

63. Comment: Specify the per share dollar amount of dilution that investors in this offering will incur and clarify that the net asset value of an investor’s shares will be immediately reduced by the amount of the dilution per share.

Response:  The Company has revised the disclosure accordingly.  See page 40 of Amendment No. 1.

Special Note Regarding Forward-Looking Statements

64. Comment: Expand the third sentence of the last paragraph to indicate that the “safe harbor” provisions found in Section 21E of the Securities Exchange Act of 1934 also do not apply to statements made in the Holding Company’s and the Operating Company’s Securities Exchange Act periodic reports.

Response:  The Company has revised the disclosure accordingly.  See page 43 of Amendment No. 1.

Securities and Exchange Commission
May 2, 2011

Capitalization

65. Comment: Provide the dollar value missing from under the “Actual” assets column.

Response:  No dollar values are missing from under the “Actual” assets column at this time, as no common or preferred stock was outstanding at March 31, 2011.  This has been noted in the “Actual” column by the inclusion of a dash (—) in the appropriate places.   No common stock will be issued until the conversion occurs and no preferred stock will be issued in the offering.  The amounts in the “pro forma” and “pro forma as adjusted” columns will be calculated and filled in in connection with the commencement of the offering.

Distributions

66. Comment: In the last paragraph clarify that stockholders who receive distributions in the form of additional shares of common stock will nonetheless be required to pay applicable federal, state or local taxes on the reinvested dividends but will not receive a corresponding cash distribution with which to pay any applicable tax.  Also disclose the reinvested dividends increase the Holding Company’s and the Operating Company’s gross assets on which a management fee and an incentive management fee are payable to TCP and the General Partner.

Response: The Company has revised the disclosure accordingly.  See page 48 of Amendment No. 1.

Investment Portfolio

67. Comment: In the second paragraph, specify the approximate percentage of the Operating Company’s total assets that consist of distressed investments, and the portion of that consisting of investments in default.

Response:  The Company has revised the disclosure accordingly.  See pages 50 and 59 of Amendment No. 1.

Market Opportunity

68. Comment: The tables and charts presented are illegible and should be presented in larger type.

Response:  The Company has revised the disclosure accordingly.  See pages 54-56 of Amendment No. 1.

Securities and Exchange Commission
May 2, 2011

69. Comment: Indicate whether the sources from where the information contained in the charts, graphs and reports is taken have consented to use of the information in the registration statement.

Response: The Company has received all requisite consents to use of the information in the registration statement.

Management’s Discussion and Analysis

Expenses

70. Comment: In the last sentence of the first paragraph, clarify that the Holding Company’s common stockholders indirectly bear all of the costs and expenses of the Holding Company and the Operating Company.

Response:  The Company has revised the disclosure accordingly.  See page 62 of Amendment No. 1.

71. Comment: In your response letter, identify which of the Holding Company’s fee table line items includes each of the actual or estimated costs and expenses set forth in this section.  Also confirm that all such costs and expenses are reflected in the example presentation.

Response: In the Annual Expenses presented in the “Fees and Expenses” section, the “Base Management Fees” line item includes only the base management fee, and the “Incentive Compensation Payable Under the Investment Management Agreement” line item includes only the incentive compensation.  “Interest Payments on Borrowed Funds” includes, on an accrual basis, all interest expenses and commitment fees arising from the Revolving Facility, as well as the periodic amortization of the deferred costs of arranging the Revolving Facility.  “Preferred Dividends” includes, on an accrual basis, all dividends incurred during the period on the Preferred Interests.  All other costs and expenses discussed in this section that are currently contemplated to be borne by the Holding Company and the Operating Company are included in the “Other Expenses” line item.  All such costs and expenses are reflected in the example presentation.

72. Comment: In your response letter, confirm that estimates of all of the costs and expenses for which the Holding Company and the Operating Company will reimburse TCP, the General Partner, the underwriters or their affiliates are included in the prospectus fee table and expense example presentation.

Securities and Exchange Commission
May 2, 2011

Response: We confirm that the prospectus fee table and expense example presentation include all of the costs and expenses that are currently contemplated being borne by the Holding Company and the Operating Company, including amounts reimbursable to TCP, the General Partner, the underwriters or their affiliates as appropriate.

Financial and operating highlights

73. Comment: Expand the disclosure to provide a five-year comparative presentation for the period ended December 31, 2010.

Response: The five-year presentation is set forth on page 20 under the heading “Selected Financial Data.”  The disclosure under financial and operating highlights is part of management’s discussion and analysis and is not intended or required to portray five year data.

Dividends

74. Comment: In the first footnote, insert the phrase “which were initially issued at  $1,000 per share” after the word “Conversion.”

Response:  The Company has revised the disclosure accordingly.  See page 71 of Amendment No. 1.

Investment Portfolio

75. Comment: It appears that the first debt instrument listed should be accompanied by a subsequent events statement briefly assessing the potential impact of the Chapter 11 filing by the Borders Group, Inc. in February 2011.

Response: The Company has revised the disclosure to include first quarter financial information that addresses this issue.

Management of the Holding Company-Board of Directors

76. Comment: Please note that the requirements of Section 56(a) of the 1940 Act must be satisfied at the time that the Holding Company files its Form N-54A.

Response:  The Company notes this requirement.

Securities and Exchange Commission
May 2, 2011

Investment Objective and Restrictions

77. Comment: Expand the disclosure to highlight what is generally permitted under the 1940 Act in the context of the activities identified in the first and second bullet points.

Response: Inasmuch as these restrictions will no longer be applicable to the Company upon election of BDC status, this section has been deleted.  The applicable limitations are briefly discussed in the first and second paragraphs under “Regulation” on page 113 of Amendment No. 1.

Operating Company

78. Comment: In the fourth paragraph, clarify whether the Operating Company is permitted to issue any securities other than the securities that are currently outstanding.

Response: The Company has revised the disclosure accordingly.  See page 110 of Amendment No. 1.

79. Comment: Identify the matters pertaining to the Operating Company that the common stockholders of the Holding Company will be entitled to vote on through the use of “pass-through” voting or otherwise.

Response:  The Company has revised the disclosure accordingly.  See page 110 of Amendment No. 1.

80. Comment: Clarify what rights the common stockholders of the Holding Company will have in respect of any investment management agreement involving the Operating Company.

Response:  The Company has revised the disclosure accordingly.  See page 110 of Amendment No. 1.

81. Comment: In the fifth paragraph, clarify whether the dissolution of the Operating Company would also require Company shareholder approval.

Response:  The Company has revised the disclosure accordingly.  See page 110 of Amendment No. 1.

Securities and Exchange Commission
May 2, 2011

82. Comment: Disclose the extent to which the Holding Company or the Operating Company could either securitize any of its assets or invest in any securitized instruments.

Response: Neither the Holding Company (which has no assets to securitize) nor the Operating Company has any current intention to securitize any assets held on balance sheet and have not done so in the five years they have been operating.  The acquisition of securities issued by, or making loans to, securitization vehicles managed by others is not in character different from acquiring securities issued by, or making loans to, banks, insurance companies, commercial finance companies or other types of financial companies and does not in our view merit any special disclosure.

Revolving Facility

83. Comment: Clarify whether the Credit Agreement and the document that sets forth the terms of the Revolving Facility are one and the same document.

Response:  The Company has revised the disclosure accordingly.  See page 111 of Amendment No. 1.

84. Comment: Expand the last paragraph to identify in the prospectus location of the material terms of the Leverage Program.

Response: Additional disclosure has been added on page 111 of Amendment No. 1.

Regulation

85. Comment: Specify the percentage vote required for the Holding Company and the Operating Company to de-elect their status as a BDC.

Response:  The Company has revised the disclosure accordingly.  See page 113 of Amendment No. 1.

Conflicts of Interest

86. Comment: In the last sentence, clarify how Merrill Lynch’s “legal responsibilities and liabilities of an underwriter under the Securities Act of 1933” are different from the legal responsibilities and liabilities of the other underwriters for this offering.

Securities and Exchange Commission
May 2, 2011

Response:  The last sentence has been deleted because FINRA has advised the underwriters that the offering is subject to FINRA Rule 2310 instead of FINRA Rule 5121 and, as a result, no qualified independent underwriter is required.

Accounting Comments
(Comments 87 and 88 were received via telephone from Kevin Rupert)

87. Comment: The expense table should be consolidated and should have separate lines for interest expense as a percentage of net assets attributable to common and dividend expense as a percentage of net assets attributable to common and then feed into total expense as percentage of net assets attributable to common.

Response:  The Company has revised the disclosure accordingly.  See page 18 of Amendment No. 1.

88. Comment:  Immediately before the financial statements there should be an introductory paragraph on the same or a separate page describing as a lead-in how SVCF is changing its name and structure, so readers can tie into the prospectus terminology.

Response:  The Company has revised the disclosure accordingly.  See page F-1 of Amendment No. 1.

Part C – Item 25. Financial Statements and Exhibits

89. Comment: File as exhibits to the registration statement the Form of Investment Advisory Agreement entered into on behalf of the Operating Company, the Operating Company’s Amended and Restated Limited Partnership Agreement (and any other of the Operating Company organic documents), and the Operating Company’s Statement of Preferences of the Preference Interests.

Response:  The Form of Investment Advisory Agreement entered into on behalf of the Operating Company, the Operating Company’s Amended and Restated Limited Partnership Agreement and the Operating Company’s Statement of Preferences of the Preferred Interests will be filed by amendment with the registration statement.

*  *  *  *  *  *

Securities and Exchange Commission
May 2, 2011

The Company understands that:

1. the Holding Company and the Operating Company are responsible for the adequacy and accuracy of the disclosure in the filing;

2. should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Holding Company and the Operating Company from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4. the Holding Company and the Operating Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or further communications relating to the above to the undersigned at (212) 735-2482, or Richard Prins at (212) 735-2790.

Very truly yours,

Steven Grigoriou